# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REVELATION BIOSCIENCES, INC., CIK 0001810560
CUSIP: 76135L101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4660 LAJOLLA VILLAGE DRIVE, SUITE 100, SAN DIEGO, California (CA), 92122
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001884552-23-000002
Filed by CIK 0001884552

## Reporting persons
- AXA IM Prime Impact Master Fund I SCA SICAV-RAIF: type of reporting person: non-U.S. institution (FI), partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,971; sole dispositive power 0; shared dispositive power 55,971; aggregate amount beneficially owned 55,971 (0.9% of the class)
- AXA IM Prime Impact GP S.a.r.l: type of reporting person: non-U.S. institution (FI), partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,971; sole dispositive power 0; shared dispositive power 55,971; aggregate amount beneficially owned 55,971 (0.9% of the class)
- AXA Investment Managers Paris: type of reporting person: non-U.S. institution (FI), investment adviser (IA); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,971; sole dispositive power 0; shared dispositive power 55,971; aggregate amount beneficially owned 55,971 (0.9% of the class)
- AXA INVESTMENT MANAGERS UK Ltd: type of reporting person: non-U.S. institution (FI), investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,971; sole dispositive power 0; shared dispositive power 55,971; aggregate amount beneficially owned 55,971 (0.9% of the class)
- AXA Investment Managers S.A.: type of reporting person: non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,971; sole dispositive power 0; shared dispositive power 55,971; aggregate amount beneficially owned 55,971 (0.9% of the class)
- AXA S.A.: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,971; sole dispositive power 0; shared dispositive power 55,971; aggregate amount beneficially owned 55,971 (0.9% of the class)

## Item 1. Issuer
Name of issuer: REVELATION BIOSCIENCES, INC.
Address of issuer's principal executive offices: 4660 LAJOLLA VILLAGE DRIVE, SUITE 100, SAN DIEGO, CALIFORNIA, 92122.

## Item 2. Person Filing
Name of person filing:
AXA IM Prime Impact Master Fund I SCA SICAV-RAIF
AXA IM Prime Impact GP S.a.r.l
AXA Investment Managers Paris S.A.
AXA Investment Managers UK Ltd.
AXA Investment Managers S.A.
AXA S.A.
Address of principal business office or, if none, residence: The address of the principal business office of AXA IM Prime Impact Master Fund I SCA SICAV-RAIF is 2-4, Rue Eugene Ruppert L - 2453 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of AXA IM Prime Impact GP S.a.r.l is 2-4, Rue Eugene Ruppert L - 2453 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of AXA Investment Managers UK Ltd. is 22 Bishopsgate, London EC2N 4BQ, United Kingdom. The address of the principal business office of AXA Investment Managers Paris S.A. is 6 Place de la Pyramide, Tour Majunga La Defense 9, 92800 Puteaux, France. The address of the principal business office of AXA Investment Managers S.A. is 6 Place de la Pyramide, Tour Majunga La Defense 9, 92800 Puteaux, France. The address of principal business office AXA S.A. is 25 avenue Matignon, 75008 Paris, France.
Citizenship: The place of organization of AXA IM Prime Impact Master Fund I SCA SICAV-RAIF is Luxembourg. The place of organization of AXA IM Prime Impact GP S.a.r.l is Luxembourg. The place of organization of AXA Investment Managers Paris S.A. is France. The place of organization of AXA Investment Managers UK Ltd. is the United Kingdom. The place of organization of AXA Investment Managers S.A. is France. The place of organization of AXA S.A. is France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 55,971
Percent of class: 0.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 55,971
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 55,971

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See items 3

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 14th 2023-previously filed
24.1 Power of Attorney, dated as of October 15th 2022, executed by AXA S.A-previously filed
24.2 Power of Attorney, dated as of February 09th 2023, executed by AXA Investment Managers S.A.-previously filed

## Signatures
- AXA IM Prime Impact Master Fund I SCA SICAV-RAIF: /s/ Mirko Dietz, Board Member, AXA IM Prime Impac S.a.r.l (01/24/2024)
- AXA IM Prime Impact Master Fund I SCA SICAV-RAIF: /s/Paul Guillaume, Board Member, AXA IM Prime Impact GP S.a.r.l (01/24/2024)
- AXA IM Prime Impact GP S.a.r.l: /s/ Mirko Dietz, Board Member, AXA IM Prime Impact S.a.r.l (01/24/2024)
- AXA IM Prime Impact GP S.a.r.l: /s/ Paul Guillaume, Board Member, AXA IM Prime Impact GP S.a.r.l (01/24/2024)
- AXA Investment Managers Paris: /s/ Enguerran Six, Chief Compliance Officer (02/06/2024)
- AXA INVESTMENT MANAGERS UK Ltd: /s/ Terrance Turner, Chief Compliance Officer (02/08/2024)
- AXA Investment Managers S.A.: /s/ Anthony Gilsoul, Attorney-in-fact (02/06/2024)
- AXA S.A.: /s/ Anthony Gilsoul, Attorney-in-fact (02/06/2024)